Exhibit 99.1

XCharge Launches $10 Million Platform to Tokenize Energy Assets

Connecting real-world energy assets to digital capital in an era of record energy demand

[KYLE, Texas — August 21, 2025] — XCharge North America, of XCHG Limited (NASDAQ: XCH), today announced its Energy Asset Vault, a blockchain platform designed to transform large-scale energy projects into digital assets with live, verifiable performance data.

Through the Energy Asset Vault, utility-scale solar farms, grid-scale battery storage, and EV charging networks like those facilitated by XCharge—which make up a considerable segment of the renewable energy market that is valued at more than $1 trillion annually—will be represented as secure, on-chain real-world asset (RWAs) tokens. These energy assets typically generate predictable revenue from electricity sales, grid services, and charging fees, making them natural candidates for tokenization through digital ownership or economic rights structures. Each project’s key performance metrics—such as output, uptime, and revenue—are tracked through real-time digital monitoring.

“Global energy demand is climbing to record highs, driven by AI, electrification, and data center growth. Tokenizing energy assets allows us to connect global capital directly to the projects powering that demand, making the flow of investment faster, more transparent, and ready for the future,” said Simon Hou, Founder and CEO of XCharge.

The Vault launches with an initial $10 million allocation from XCharge’s own treasury and planned capital market activities, with a roadmap to scale through partnerships with liquidity providers, blockchain networks, and secondary market integrations.

Platform Highlights

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Real Assets, Digitally Represented: Solar farms and EV charging superhubs are brought on-chain as transparent, investable assets
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Verified, Real-Time Data: Each project’s key performance metrics are tracked with digital monitoring and third-party validation
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Global Accessibility: Smaller, stablecoin-based ownership stakes lower barriers for global participants
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Scalable Model: Designed for significant expansion beyond launch

“Energy projects need more streamlined funding, while stablecoin holders seek transparent, asset-backed opportunities. With our Energy Asset Vault, we’re bringing those two worlds together on-chain,” Hou continued.

Pilot Program

Following the launch of the Energy Asset Vault, XCharge will begin active pilot projects with select partners to tokenize live energy assets, stream real-time performance data to the blockchain, and enable on-chain participation for eligible stakeholders. These pilots will validate the technology, demonstrate transparent reporting, and pave the way for larger-scale rollouts.

About XCharge

XCharge (NASDAQ: XCH), founded in 2015, is a global leader in integrated EV charging solutions. The Company offers comprehensive EV charging solutions, which primarily include the DC fast chargers and the advanced battery-integrated DC fast chargers as well as its accompanying services. Through a combination of proprietary charging technology, energy storage system technology and accompanying services, XCharge enhances EV charging efficiency and unlocks the value of energy storage and management. Committed to providing innovative and efficient EV charging solutions, XCharge is actively working toward establishing a global green future critical to the Company’s long-term growth and development.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and actual results may differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of issuance, and the company does not undertake any duty to update such information, except as required by law.

Participation in the Energy Asset Vault may be subject to jurisdictional eligibility requirements and is not available in all markets.

For investor and media inquiries, please contact:

XCharge IR Department: ir@xcharge.com

XCharge NA Media: Katie Jacobs, Quarter Horse PR xcharge-na@qh-pr.com